U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Smith, Leonard C
     3090 Fawn Drive
     Park City, UT 84098

2. Date of Event Requiring Statement
    (Month/Day/Year)

     June/2/1999

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

     ZEVEX, International, Inc. (ZVXI)

5. Relationship of Reporting Person to Issuer (Check all applicable)

     Director          x
     10% Owner
     Officer           x
     (Title): President JTech Medical Industries, Inc. (Subsidiary)
     Other

6. If Amendment, Date of Original (Month/Day/Year)



Table 1 -- Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)
     COMMON

2. Amount of Securities Beneficially Owned (Instr. 4)

     7,500

 3. Ownership Form: Direct (D) or Indirect (I) (Instr.5)

D

4. Nature of Indirect Beneficial Ownership (Instr. 5)



     Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)

     COMMON

2. Date Exercisable and Expiration Date
    (Month/Day/Year)

Exersisable: JANUARY/5/2000*

Expiration: DECEMBER/16/2004


3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

Title:

     ISO-OPTION

Amount or Number of Shares:

     40000

4. Conversion or Exercise Price of Derivative Security:

     $4.875

5. Ownership Form of Derivative Security: Direct (D), or Indirect (I) (Instr. 5)

     D

6. Nature of Indirect Beneficial Ownership (Instr. 5)

*Grant to reporting person options to buy 40,000 shares of Common Stock in transaction exempt under Rule 16b-3. The option becomes exercisable in annual increments of 10,000 each, beginning January 5, 2000, the first anniversary of the original grant.


Explanation of Responses:


Signature of Reporting Person

/s/ Leonard C. Smith                              Date: July/12/1999

**Intentional misstatements or omissions of facts constitute  Federal Criminal
Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)